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TEL: (650) 470-4500

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www.skadden.com

October 11, 2022

VIA EDGAR Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: Isabel Rivera
RE:	Perception Capital Corp. II

Preliminary Proxy Statement on Schedule 14A

Filed September 26, 2022

File No. 001-40976

Dear Ms. Rivera:

This letter sets forth the response of Perception Capital Corp. II (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated October 4, 2022, with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The text of the Staff’s comment has been included in this letter for your convenience. We have also set forth the Company’s response immediately below the text of the comment.

Preliminary Proxy Statement on Schedule 14A filed September 26, 2022

1.

Staff’s Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:  The Company’s sponsor is a Delaware limited liability company and is not controlled by, and does not have substantial ties with, any non-U.S. person or entity. Accordingly, the Company does not intend to make any additional disclosures in future filings.

Please contact me at (650) 470-3130 should you require further information.

Very truly yours,

/s/ Michael Mies

Via E-mail:

cc:	Perception Capital Corp. II
Scott Honour